Seagate Technology

920 Disc Drive

Scotts Valley, CA 95066

Patrick J. O’Malley Executive Vice President and Chief Financial Officer Telephone: (831) 439-2545 Fax: (831) 439-2528 Email: Pat.J.O’Malley@seagate.com

January 26, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Seagate Technology

Form 10-K for the fiscal year ended June 27, 2008

Filed August 13, 2008

File No. 001-31560

Dear Mr. Krikorian:

Seagate Technology (“Seagate” or the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated December 15, 2008 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in bold italicized type.

Form 10-K for the fiscal year ended June 27, 2008

General

1.	In your next response, please provide the acknowledgements that we originally requested at the end of our initial comment letter

Response:

We acknowledge the Staff’s comment and, in response, we have added the required acknowledgements at the end of this response letter.

Properties, page 36

2.	We note your response to our prior comment 2, regarding the description of your physical properties. The proposed disclosure included in your response is general in nature. In future filings, please briefly discuss for each material factory its size, capacity and utilization, and with respect to any factory which you identify as being underutilized, any plans to increase utilization.

Response:

We acknowledge the Staff’s comment and in response, we will provide additional disclosure in future filings that addresses each of the items noted in the Staff’s comment for each of our material factories.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Seagate Overview

Operating Performance, page 47

3.	We note your response to our prior comment 3. We continue to believe that your disclosure in this area could be enhanced by, for instance, noting the reasons for the delayed product introductions and describing any efforts you have made to mitigate these delays. Your risk factors speak generally as to product delays due to inability to achieve high production yields, lags in customer qualification, and shortage of critical components, but there is no indication in your overview as to which of these factors, if any, contributed to the specific product delays to which you refer in this section. We note that some of these factors are within the company’s control, and others are not. To the extent material, consider enhancing your disclosure in future filings.

Response:

We acknowledge the Staff’s comments and in future filings, we will consider the Staff’s suggestions regarding our MD&A disclosure as well as continue to meet the criteria set forth in Part III.B.4 paragraph 2 of Release No 34-48960.

Critical Accounting Policies, page 52

4.	Tell us and consider providing enhanced disclosures that more fully describe the estimates and assumptions included in your assessment and evaluation of goodwill impairment. In this respect, we have identified areas where we believe additional discussion would enhance your disclosures. Clarify whether you only use the discounted cash flows to determine fair value. Explain the nature of the “procedure” described as “an analysis of market capitalization.” Please indicate whether this analysis includes reconciling your market capitalization to the aggregate fair value of all reporting units. Describe how you estimate a control premium and indicate how that is factored into your analysis. Tell us the annual goodwill impairment assessment date. Indicate how the reporting units are identified, goodwill is allocated to the reporting units and how the estimated fair value of each reporting unit is determined. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting Release No. 60 and Section V of SEC Release 33-8350.

Response:

We acknowledge the Staff’s observations and recommendations for additional disclosures in our Critical Accounting Policies related to goodwill impairment, and will in future filings provide enhanced disclosures responsive to the Staff’s suggestions. We supplementally provide the following information to address each of the areas the Staff believes additional discussion will enhance our disclosure.

A. “Clarify whether you only use the discounted cash flows to determine fair value.”

In determining the fair value of our reporting units in Step 1 of a FAS 142 analysis, we use one or both of the commonly accepted valuation methodologies: 1) the income approach, which is based on the present value of discounted cash flows projected for the reporting unit, and 2) the market approach, which estimates a fair value based on an appropriate revenue and/or earnings multiple(s) derived from comparable companies, adjusted by an estimated control premium (since observable equity values of comparable companies are typically values of minority holdings). The estimated control premium is based on reviewing observable transactions involving controlling interests in comparable companies. We may use a weighted average of the fair values determined separately using the income and market approaches if we determine that this will provide a more appropriate estimated fair value of the reporting unit(s).

If the conclusion from the Step 1 analysis indicates that we need to proceed to Step 2 for any of our reporting units, we will estimate the fair value of all identifiable assets and liabilities of the reporting unit using the same valuation methodologies described above (i.e. income and market approaches) and, where appropriate, the replacement cost approach.

B. “Explain the nature of the ‘procedure’ described as ‘an analysis of market capitalization.’ Please indicate whether this analysis includes reconciling your market capitalization to the aggregate fair value of all reporting units. Describe how you estimate a control premium and indicate how that is factored into your analysis.”

We reconcile the aggregate fair values of the reporting units determined in Step 1 (as described above) to the enterprise market capitalization to derive the implied control premium. We compare the implied control premium to premiums paid in observable recent transactions of comparable companies to determine the reasonableness of that assumption and the fair values of the reporting units estimated in Step 1. Please also refer to our response above regarding the determination of appropriate control premiums assumed in the market approach of valuation, if used.

C. “Tell us the annual goodwill impairment assessment date.”

Our most recent annual goodwill impairment assessment was performed in the fourth quarter of our fiscal year 2008. As we disclosed in our Current Report on Form 8-K filed on December 24, 2008, we are currently performing an interim review of goodwill and other long-lived assets for impairment.

D. “Indicate how the reporting units are identified, goodwill is allocated to the reporting units and how the estimated fair value of each reporting unit is determined.”

We follow the guidance in paragraphs 30 and 31 of FAS 142 to identify the reporting units for which goodwill should be evaluated for impairment. Based on this guidance, we have determined that we have two reporting units to which goodwill is assignable: the Hard Disk Drives (HDD) reporting unit and the Services reporting unit. Each of these reporting units constitutes a business and is the lowest level for which discrete financial information is available and is regularly reviewed by management. The acquired businesses underlying the Company’s goodwill are specific to either the HDD or the Services reporting units and the goodwill amounts are assigned as such following the guidance in paragraphs 34 and 35 of FAS 142. The estimated fair value of each reporting unit is determined as discussed in our response (A) above.

We supplementally inform the Staff that the Services reporting unit accounts for less than 1% of Seagate’s revenues and less than 3% of total assets.

In future filings we will describe the methodologies, estimates and assumptions used in our assessment and evaluation of goodwill impairment, including the areas discussed in the Staff’s comment and our responses above.

Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Critical Accounting Policies and Use of Estimates, page 75

5.	Your responses to prior comments No. 4 and 5 do not give specific indication as to whether the valuations are statements of the valuation firms or of your company. In fact, in each case you state you “approved” the valuations, which would appear to indicate that these valuations are third party statements that you subsequently decided to accept. Accordingly, please comply with Rule 436 with respect to valuations, or provide us with a more detailed analysis as to why that rule should not apply. Refer to Question 141.02 of our Compliance and Disclosure Interpretations with respect to Securities Act Sections, posted on our website at http://www.sec.gov/division/corpfin/guidance/sasinterp.htm.

Response:

In future filings, we will eliminate the noted references to the valuation experts because the Company takes full responsibility for, and ownership of, the valuations and the conclusions reached. Additionally, if in the future we do make reference to reliance on third party valuation experts, we will ensure that we obtain the consent of the experts and will include disclosure of such in accordance with Rule 436.

Note 11. Goodwill and Other Intangible Assets, page 115

6.	Consider expanding your goodwill impairment footnote on page 76 to disclose how you conduct an annual impairment assessment including when and how you will perform a “Step 2” assessment. This disclosure should also address how you determine fair value while conducting this assessment.

Response:

We acknowledge the Staff’s recommendation for expanded disclosures in our goodwill footnote and will provide additional responsive disclosures in future filings.

7.	We note your response to prior comment No. 6 that indicates you do not believe a triggering event has occurred. Indicate your policy for evaluating the duration and severity of the decline in your stock price. Discuss the reasons why you believe your stock price and market capitalization declined. Explain how the factors that are impacting your stock price effect your discounted cash flow fair value valuation. Explain why these factors are not symptoms of adverse changes in your business climate. We note from the Form 8-K filed on December 10, 2008 that you expect lower demand for your products, a more competitive pricing environment, and you have lowered your original expectations for revenue and operating results for the current quarter ending December 31, 2008.

Response:

We acknowledge the Staff’s observation regarding the decrease in our stock price and our market capitalization since the fiscal year ended June 27, 2008. We note that our enterprise market capitalization, without considering a control premium, was consistently above our carrying value throughout our 2008 fiscal year and throughout our quarter ended October 3, 2008 (at October 3, 2008 our market capitalization of $5.3 billion exceeded our carrying value of $4.6 billion). During October 2008, our stock price subsequently dropped below our book value per share. Through October 30, 2008, when we filed our Form 10-Q for the quarter ended October 3, 2008, our market capitalization had been below our carrying value for less than 30 days. In our evaluation of the duration and severity of the decline in our stock price, we considered both quantitative and qualitative factors and concluded that this period of time was not sufficient to determine whether our market capitalization had suffered a sustained decrease, particularly considering the volatility of the overall market. At that time, we believed the decline in the price of our stock was a function of both macro-economic factors, principally frozen credit markets and the general uncertainty in the global economy, as well as Company-specific factors that were impacting our near term performance. We also believed that the longer term outlook for our industry remained positive and our longer term forecasts for both the HDD and Services reporting units were not significantly different from corresponding forecasts we had at the end of our 2008 fiscal year. Therefore, through October 30, 2008, when we filed our Form 10-Q for the first quarter, we did not believe that any event or circumstance such as those listed in paragraph 28 (a) to (g) of SFAS 142 had occurred that would indicate that the fair value of our reporting units would more likely than not be reduced below their carrying values and we did not believe that a triggering event had occurred that required an interim goodwill impairment test based on the guidance in FAS 142.

As we indicated in our response to the Staff’s letter dated October 31, 2008, we continued to monitor our stock price, the macro-economic environment, industry trends and the other events and circumstances pertaining to our business as described in paragraph 28 (a) to (g) for indicators that could represent a triggering event.

During late November and December 2008, we observed a sharp deterioration in the general business environment and in all of our major markets. We then believed the deterioration to be of a far more protracted nature than that which we observed to be impacting our near-term performance earlier in the quarter. Several of our customers, competitors and other bellwether technology companies reduced their financial outlooks and/or otherwise disclosed that they were experiencing very challenging market conditions with little visibility of a rebound. Another indicator of the rapidly declining market was the gap between Total Available Market (TAM) forecast by industry analysts and the actual demand that materialized for the quarter. In October 2008, the TAM for hard drives was thought to be 156 million units. In early December, the estimated TAM declined and was expected to be approximately 135 million units. Upon completion of the December 2008 quarter, preliminary industry data indicates that actual shipments for the industry in the December quarter were only approximately 123 million units.

On December 10, 2008, we filed a Current Report on Form 8-K to communicate a reduction in our estimated revenues for the December 2008 quarter. We also determined that our longer term financial projections should also be reduced and that a significant adverse change in our business climate had occurred, representing a triggering event under FAS 142 and FAS 144, and we commenced an interim test of goodwill for impairment and a test of other long-lived assets for recoverability. We disclosed in our Current Report on Form 8-K filed on December 24, 2008 that, based on our FAS 142 and FAS 144 impairment analyses to-date, we expect to record a material impairment charge relating to goodwill, and potentially other long-lived assets, in our second fiscal quarter ended January 2, 2009.

We will provide appropriate disclosures in our Form 10-Q for our second fiscal quarter ended January 2, 2009 regarding these matters and will take into account the Staff’s comments in providing these disclosures.

In connection with the foregoing response, we acknowledge that:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Patrick J. O’Malley, Chief Financial Officer, at 831-439-2545 or Kenneth M. Massaroni, Senior Vice President, General Counsel, and Secretary, at 831-439-2547.

Sincerely,

/s/ Patrick J. O’Malley
Patrick J. O’Malley
Executive Vice President, Finance and Chief Financial Officer
(Principal Financial Officer)

cc: Kenneth M. Massaroni

Senior Vice President,

General Counsel and Secretary

David Z. Anderson

Vice President Finance,

Principal Accounting Officer

William H. Hinman, Jr.

Ryan P. Nolan

Simpson Thacher & Bartlett LLP

Morgan Youngwood

Securities and Exchange Commission